August 30, 2016

Ta Tanisha Meadows
Staff Accountant
United States Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	South Jersey Industries, Inc.
Form 10-K for Fiscal Year Ended Dec. 31, 2015
Filed February 29, 2016
File No. 1-06364

Dear Madam:

This correspondence confirms your consent to an extension of the deadline to provide the information requested in your letter of August 17, 2016.  Thank you for consenting to the request.  We will provide the information by September 15, 2016.

Very truly yours,

/s/ Stephen H. Clark
Stephen H. Clark
Senior Vice President & Chief Financial Officer

SHC/sp

1 South Jersey Plaza, Folsom, New Jersey 08037 ● www.sjindustries.com

Tel. 609-561-9000 ● Fax 609-561-8225 ● TDD Only 1-800-547-9085